Exhibit 99.1

Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

in thousands of U.S. dollars

(unaudited)

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

		March 31	December 31
		2022	2021
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		3,350	4,071
Marketable securities and warrants		173	454
Trade receivables		480	326
VAT recoverable		3,065	3,439
Inventories	3	1,920	2,087
Other current assets		1,630	1,866
		10,618	12,243

Non-current assets
Property, plant and equipment	4	7,380	9,044
Mineral rights	5	20,138	20,273
Total assets		38,136	41,560

Liabilities
Current liabilities
Trade and other payables		5,978	8,143
VAT payable		1,527	1,839
Lease liabilities		184	212
Provision for litigation	9	22,193	22,162
Provisions	6	2,039	1,795
		31,921	34,151

Non-current liabilities
Convertible debentures	7	10,299	9,238
Provisions	6	1,898	1,813
Deferred tax liabilities		559	612
Lease liabilities		194	233
Total liabilities		44,871	46,047

Shareholders’ (deficit) equity
Share capital	8	139,073	138,961
Contributed surplus		34,644	34,568
Accumulated other comprehensive loss		(16,587)	(15,851)
Deficit		(163,865)	(162,165)
Total shareholders’ (deficit) equity		(6,735)	(4,487)

Total liabilities and equity		38,136	41,560

Basis of presentation and going concern (Note 2)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board	Director	Director

	“André Fortier”	“Jeff Swinoga”

1

Excellon Resources Inc.

Condensed Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2022 and 2021

(unaudited) (in thousands of U.S. dollars, except per share data)

		March 31	March 31
		2022	2021
	Notes	$	$

Revenue	10	8,496	9,781

Production costs		(5,635)	(6,153)
Depletion and amortization		(2,278)	(1,790)
Cost of sales	11.a	(7,913)	(7,943)

Gross profit		583	1,838

Administrative expenses	11.b	(1,025)	(1,443)
Share-based payment expenses	8	(188)	(765)
Amortization		(98)	(134)
General and administrative expenses		(1,311)	(2,342)

Exploration and holding expenses	12	(1,116)	(1,073)
Other income (expenses)	11.c	992	(651)
Finance expenses	13	(915)	(725)

Loss before income taxes		(1,767)	(2,953)

Income tax recovery		67	31

Net loss		(1,700)	(2,922)

Other comprehensive loss
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		(736)	(973)
Total other comprehensive loss		(736)	(973)

Total comprehensive loss		(2,436)	(3,895)

Loss per share
Basic and diluted		$(0.05)	$(0.09)

Weighted average number of shares
Basic and diluted		33,794,264	32,371,125

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flow

For the three months ended March 31, 2022 and 2021

(unaudited) (in thousands of U.S. dollars)

	Three months ended
	March 31	March 31
	2022	2021
	$	$

Cash flow generated by (used in)

Operating activities
Net loss for the period	(1,700)	(2,922)
Adjustments for non-cash items:
Depletion and amortization	2,376	1,902
Income tax recovery	(67)	(31)
Share-based payment expenses	188	765
Interest and accretion expense	1,071	739
Unrealized loss on currency hedges	-	21
Fair value loss on marketable securities and purchase warrants	60	543
Taxes paid	(17)	(98)
Operating cash flows before changes in working capital	1,911	919

Changes in non-cash working capital
Trade receivables	(165)	528
VAT recoverable	459	592
Inventories	222	(597)
Other assets	282	(170)
Trade and other payables	(1,859)	(1,890)
VAT payable	(358)	(207)
Net cash generated by (used in) operating activities	492	(825)

Investing activities
Proceeds from sale of marketable securities	228	-
Purchase of property, plant and equipment	(910)	(884)
Purchase of mineral rights	-	(75)
Payments received under earn-in agreement	100	75
Net cash used in investing activities	(582)	(884)

Financing activities
Proceeds from options and warrants exercised	-	18
Lease payments	(77)	(123)
Interest paid	(25)	(15)
Net cash used in financing activities	(102)	(120)

Effect of exchange rate changes on cash and cash equivalents	(529)	(50)

Change in cash and cash equivalents	(721)	(1,879)

Cash and cash equivalents - beginning of the period	4,071	8,380
Cash and cash equivalents - end of the period	3,350	6,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Excellon Resources Inc.

Condensed Consolidated Statements of Changes in Equity

For the three months ended March 31, 2022 and 2021

(unaudited) (in thousands of U.S. dollars, except per share data)

			Accumulated		Total
			other		shareholders’
	Share	Contributed	comprehensive		equity
	capital	surplus	loss	Deficit	(deficit)
	$	$	$	$	$

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(2,922)	(2,922)
Total other comprehensive loss	-	-	(973)	-	(973)
Total comprehensive loss	-	-	(973)	(2,922)	(3,895)

Share options:
Value of services recognized	-	203	-	-	203
Proceeds on issuing shares	27	(9)	-	-	18
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	137	(137)	-	-	-
Value of units recognized	-	562	-	-	562
Balance - March 31, 2021	136,363	34,634	(16,353)	(107,314)	47,330

Balance - January 1, 2022	138,961	34,568	(15,851)	(162,165)	(4,487)

Net loss for the period	-	-	-	(1,700)	(1,700)
Total other comprehensive loss	-	-	(736)	-	(736)
Total comprehensive loss	-	-	(736)	(1,700)	(2,436)

Share options:
Value of services recognized	-	38	-	-	38
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	112	(112)	-	-	-
Value of units recognized	-	150	-	-	150
Balance - March 31, 2022	139,073	34,644	(16,587)	(163,865)	(6,735)

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is a silver mining and exploration company listed on the Toronto Stock Exchange (the “TSX”), NYSE American LLC Exchange (the “NYSE American”) under the symbol EXN and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Excellon is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These consolidated financial statements were approved by the Board of Directors on May 13, 2022.

2. BASIS OF PRESENTATION AND GOING CONCERN

a) Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021.

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 2022; however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022.

In addition, the Company has incurred losses from operations, has a shareholders’ deficit of $6,735, and negative working capital of $21,303 (including the Provision for litigation of $22,193 (Note 9)) as of March 31, 2022. Operating cash flows from the Platosa mine are projected to cease after the wind down of its operations in Q3 2022 and therefore the Company must utilize its current cash reserves, and other financing transactions to maintain its working capital requirements and planned corporate expenditures, as well as to fund exploration activities.

As indicated in Note 9, the Company is also party to a legal claim (the “Judgment”) against San Pedro Resources SA de CV (“San Pedro”). The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business.

5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures (Note 7). The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

On March 7, 2022 the Company reported that the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) commenced a labour action at the Platosa Mine in Durango, Mexico. On April 1, 2022 the labour action was resolved.

The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

These conditions indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent on its ability to repay or refinance its non-current Debentures, obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company.

These condensed consolidated financial statements are prepared on a going concern basis which assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these condensed consolidated financial statements do not include adjustments to the recoverability and classification of recorded asset and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business at amounts different from those in the accompanying condensed consolidated financial statements. Such adjustments could be material.

b) Summary of significant accounting policies, judgments, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgments and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2021.

6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

3. INVENTORIES

	March 31	December 31
	2022	2021
	$	$
Ore stockpiles (1)	663	587
Concentrate inventory (1)	-	250
Materials and supplies	1,257	1,250
	1,920	2,087

(1)	Change in inventories recorded in cost of sales (Note 11.a) excludes currency translation adjustment of 19 (credit) for the three months ended March 31, 2022 (December 31, 2021 – debit of $43).

7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

4. PROPERTY, PLANT AND EQUIPMENT

				Assets	Corporate
	Mining	Mining	Processing	under	and right
	properties	equipment	equipment	construction	of use assets	Total
	$	$	$	$	$	$
At January 1, 2021
Cost	36,400	21,272	6,075	522	1,944	66,213
Accumulated amortization	(21,930)	(12,552)	(5,079)	-	(822)	(40,383)
	14,470	8,720	996	522	1,122	25,830

Year ended December 31, 2021
Opening net book value	14,470	8,720	996	522	1,122	25,830
Additions	4,441	516	263	2,711	30	7,961
Reclassification	2,131	875	196	(3,202)	-	-
Impairment (2)	(10,471)	(4,715)	(738)	-	(231)	(16,155)
Depletion and amortization	(4,532)	(2,373)	(275)	-	(348)	(7,528)
Exchange differences (1)	(666)	(333)	(17)	(31)	(17)	(1,064)
Closing net book value	5,373	2,690	425	-	556	9,044

At December 31, 2021
Cost	41,962	21,995	6,367	-	1,935	72,259
Accumulated amortization and impairment	(36,589)	(19,305)	(5,942)	-	(1,379)	(63,215)
	5,373	2,690	425	-	556	9,044

Period ended March 31, 2022
Opening net book value	5,373	2,690	425	-	556	9,044
Additions	380	6	45	-	-	431
Reclassification	-	(630)	744	-	(114)	-
Depletion and amortization	(1,626)	(128)	(503)	-	(54)	(2,311)
Exchange differences (1)	127	56	22	-	11	216
Closing net book value	4,254	1,994	733	-	399	7,380

At March 31, 2022
Cost	43,554	21,192	8,879	-	1,161	74,786
Accumulated amortization and impairment	(39,300)	(19,198)	(8,146)	-	(762)	(67,406)
	4,254	1,994	733	-	399	7,380

(1)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

(2)	On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022.

At December 31, 2021 and considering results from exploration and drilling assessments in Q4 2021 and Q1 2022, the Company performed an impairment test on the Platosa Mine CGU and Miguel Auza processing facility CGU. The recoverable amounts were calculated using the value-in-use method and estimated based on future cash flows. Key assumptions included future commodity prices, production based on current estimates of recoverable resources, and operating costs. In addition, the estimated residual value of Platosa’s property, plant and equipment required significant judgement. No discount rate was applied given the short-term nature of the cash flows. The estimated recoverable amount for the Platosa CGU and Miguel Auza CGU was $7,264 and $1,338 respectively. Consequently, an impairment loss of $15,403 was recognized as at December 31, 2021 ($14,293 on the Platosa Mine, $1,110 on Miguel Auza). The recoverable amount and impairment was most sensitive to the future commodity price assumption – a 10% change in commodity prices would result in a $2,133 change in the recoverable amount and impairment. A 10% change in the residual value of Platosa’s property, plant and equipment would result in a $292 change in the recoverable amount and impairment.

8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

In Q3 2021, the Company had recorded an impairment loss of $752 on the Miguel Auza CGU reflecting the impact of the Judgment against San Pedro (refer to Note 9).

5. MINERAL RIGHTS

	Platosa	Silver City	Kilgore	Oakley
	(Mexico)	(Germany) (1)	(Idaho)	(Idaho) (2)	Total
	$	$	$	$	$
At January 1, 2021
Cost	3,721	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	(2,917)
	804	587	13,756	5,364	20,511

Year ended December 31, 2021
Opening net book value	804	587	13,756	5,364	20,511
Additions	-	459	-	-	459
Payments received under earn-in agreement	-	-	-	(75)	(75)
Depletion and amortization	(219)	-	-	-	(219)
Impairment (3)	(385)	-	-	-	(385)
Exchange differences	(7)	(11)	-	-	(18)
Closing net book value	193	1,035	13,756	5,289	20,273

At December 31, 2021
Cost	3,665	1,035	13,756	5,289	23,745
Accumulated amortization	(3,472)	-	-	-	(3,472)
	193	1,035	13,756	5,289	20,273

Period ended March 31, 2022
Opening net book value	193	1,035	13,756	5,289	20,273
Payments received under earn-in agreement	-	-	-	(100)	(100)
Depletion and amortization	(65)	-	-	-	(65)
Exchange differences	(1)	31	-	-	30
Closing net book value	127	1,066	13,756	5,189	20,138

At March 31, 2022
Cost	3,764	1,066	13,756	5,189	23,775
Accumulated amortization	(3,637)	-	-	-	(3,637)
	127	1,066	13,756	5,189	20,138

9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

(1)	On September 24, 2019 the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years. Upon completion of the payments and common share issuances the Company will grant Globex a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 will be made by the Company following any future announcement of a maiden resource on the property and upon achievement of commercial production from the project, respectively. The Company has made the following earn-in payments to date:

Option payment date	Number of shares issued	Contractual value of shares issued	Cash payment made	Total – addition to mineral rights
September 24, 2019	45,367	C$225	C$100	$245
September 21, 2020	65,657	C$325	C$100	$317
September 22, 2021	232,240	C$425	C$100	$384

The Company has the option to issue shares to the value of C$625 and a cash payment of C$200 to complete the acquisition of the Bräunsdorf exploration license before September 23, 2022.

(2)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis acquisition.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,500 and cash payments to the Company of $550 over a six-year period. Excellon was Project Manager and earned 10% of the approved exploration expenditures for technical oversight and project management until November 30, 2021. Centerra now manages the Oakley Project directly.

In Q1 2021, the Company received a payment of $75 from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy this amount was credited to the Oakley Project. In Q1 2022, the Company received a payment of $100 from Centerra under the earn-in agreement.

(3)	Refer to Note 4 – mineral rights related to the Platosa Mine were included in the Platosa CGU tested for impairment at December 31, 2021. An impairment of $385 was recorded.

10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

6. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2021
Opening balance	652	1,556	2,208
Termination payments	(62)	-	(62)
Change in estimate	968	223	1,191
Accretion for the period	236	85	321
Exchange differences	1	(51)	(50)
Closing balance	1,795	1,813	3,608

Current	1,795	-	1,795
Non-current	-	1,813	1,813

Period ended March 31, 2022
Opening balance	1,795	1,813	3,608
Termination payments	(6)	-	(6)
Accretion for the period	192	31	223
Exchange differences	58	54	112
Closing balance	2,039	1,898	3,937

Current	2,039	-	2,039
Non-current	-	1,898	1,898

(1)	Post-retirement benefits: Under Mexican labour law, the Company provides post-retirement indemnities and severance benefits to its employees terminated under certain circumstances. Key assumptions used by the independent 3rd party actuary in the above estimate include an annual discount rate of 7.00% (December 31, 2021 – 7.00%), employee turnover rate of 4% (December 31, 2021 – 4%), annual salary rate increase of 3.75% (December 31, 2021 – 3.75%) and minimum wage increase rate of 22% (December 31, 2021 – 22%), and the life of mine plan to mid-2022 (December 31, 2021 – to mid-2022).

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include independent 3rd party cost reports, an annual discount rate of 6.68% for Platosa and 7.19% for Miguel Auza (December 31, 2021 – 6.68% for Platosa and 7.19% for Miguel Auza), Mexican target inflation rates and the anticipated commencement of rehabilitation work (Platosa – 2023 and Miguel Auza – 2024). The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $2.0 million of which $1.0 million relates to the Platosa mine and $1.0 million relates to the Miguel Auza processing facility.

7. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures are secured against the Company’s assets in Mexico (refer to Note 2).

11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants, with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,887 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572). The net proceeds were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures, and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706), respectively. The Company recorded interest expense of C$1,041 ($822) for the three months ended March 31, 2022.

	$ CAD	$ USD

Year ended December 31, 2021
Opening balance	9,299	7,283
Interest expense	4,294	3,427
Value of shares issued to settle interest payable	(1,791)	(1,433)
Exchange differences	-	(39)
Closing balance	11,802	9,238

Period ended March 31, 2022
Opening balance	11,802	9,238
Interest expense	1,041	822
Exchange differences	-	239
Closing balance	12,843	10,299

12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

8. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	54
Shares issued on exercise of RSUs and DSUs	281	970
Value of shares issued in asset acquisition (1)	232	305
Shares issued to settle interest on convertible debentures (2)	896	1,433
Balance at December 31, 2021	33,763	138,961

Period ended March 31, 2022
Opening balance	33,763	138,961
Shares issued on exercise of RSUs and DSUs	32	112
Balance at March 31, 2022	33,795	139,073

(1)	In accordance with the Globex Agreement (Note 5), the Company issued 65,657 common shares (valued at C$325 or $246) on September 21, 2020 and 232,240 common shares (valued at C$385 or $305) on September 22, 2021.

(2)	The Company elected to pay the December 31, 2020, June 30, 2021 and December 31, 2021 interest payments on the Debentures (Note 7) in common shares valued at C$754 ($588), C$888 ($727) and C$903 ($706) respectively.

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (1)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	257,500	3.73	-	-	466,122	209,353
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(244,485)
Expired	(104,366)	5.61	(1,092,400)	7.00	(54,448)	-
Forfeited	(40,084)	3.85	-	-	(168,659)	-
Outstanding at December 31, 2021	945,487	3.96	1,446,188	5.24	667,409	456,198
Exercisable at December 31, 2021	816,987	4.03	1,446,188	5.24	-	-

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (1)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2022	945,487	3.96	1,446,188	5.24	667,409	456,198
Granted/issued	-	0.00	-	-	18,382	42,458
Exercised/settled	-	0.00	-	-	(31,787)	-
Expired	(152,000)	4.83	(302,760)	3.30	-	-
Forfeited	-	0.00	-	-	(21,000)	-
Outstanding at March 31, 2022	793,487	3.80	1,143,428	5.75	633,004	498,656
Exercisable at March 31, 2022	715,362	3.88	1,143,428	5.75	-	-

(1)	At March 31, 2022, the Company has 1,143,428 warrants outstanding with an exercise price of C$5.75, expiring on July 30, 2023 (Note 7). On March 29, 2022, 302,760 warrants with an exercise price of C$3.30 expired.

13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $1.99	45,000	2.56	11,250	1.80
$2.00 to $3.99	353,037	1.45	341,787	3.02
$4.00 to $5.99	367,450	2.13	334,325	4.48
$6.00 to $7.99	5,000	1.05	5,000	7.50
$8.00 to $9.99	23,000	0.99	23,000	8.10
	793,487	1.82	715,362	3.88

Share-based payment expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based payment expense comprises the following:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Stock options	38	203
RSU	115	141
DSU	35	421
	188	765

14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

9. PROVISION FOR LITIGATION

A subsidiary of the Company is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project held by a subsidiary of the Company. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2.5 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was initially awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of $22,175 (the “Judgment”), which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company recorded a Provision for litigation of $22,175 in Q3, 2021.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the condensed consolidated Statement of Financial Position (Note 4) is $2.5 million, including plant, property and equipment of $0.8 million, VAT recoverable of $1.3 million and materials, supplies and other of $0.4 million. The Platosa Mine is owned and operated by a separate subsidiary.

The Company continues to pursue avenues through our labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course and there is currently no impact to the operation of the Company’s business. In Q1 2022, the Plaintiff registered the Judgment against the real property owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This proceeding does not currently impact the Company’s use of the land, plant or mineral concessions. As of the date of approval of these financial statements San Pedro has not received any notice that the Plaintiff has initiated any insolvency proceedings that could result in San Pedro losing control of the toll milling operations.

	March 31	December 31
	2022	2021
	$	$
Opening balance	22,162	-
Provision recognized	-	22,282
Transfer from accruals	-	243
Interest	1	1
Exchange differences (1)	30	(364)
Closing balance	22,193	22,162

(1)	Exchange differences include unrealized foreign exchange gain ($605) presented in other expenses (December 31, 2021 – loss of $294) and currency translation adjustment loss ($635) presented in other comprehensive income (December 31, 2021 – gain of $658).

15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

10. REVENUE

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to four months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in trade receivables. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenue.

The Company recognized the following amounts related to revenue:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Concentrate revenue from contracts with customers	7,757	9,844
Provisional pricing adjustments on concentrate sales	739	(63)
Total revenue	8,496	9,781

The following table sets out the disaggregation of revenue by metal:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Concentrate revenue:
Silver	4,498	6,601
Lead	1,138	1,313
Zinc	2,860	1,867
Total revenue	8,496	9,781

The Company has offtake agreements with Trafigura Mexico, S.A. de C.V. (“Trafigura”), a subsidiary within the Trafigura group of companies. Due to the availability of alternative processing and commercialization options for its concentrate, the Company believes it would suffer no material adverse effect if it lost the services of Trafigura.

16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

11. EXPENSES BY NATURE

(a) Cost of sales consist of the following:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Direct mining and milling costs (1)	5,442	6,456
Changes in inventories (2)	193	(303)
Depletion and amortization	2,278	1,790
Cost of sales	7,913	7,943

(1)	Direct mining and milling costs include personnel, general and administrative, fuel, electricity, maintenance and repair costs as well as operating supplies, external consulting and transport fees.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Office and overhead	561	606
Salaries and wages	371	712
Corporate development and legal	60	68
Public company costs	33	57
Administrative expenses	1,025	1,443

(c) Other (income) expenses consist of the following:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Fair value loss on marketable securities	43	469
Fair value loss on purchase warrants	17	74
Unrealized foreign exchange (gain) loss	(515)	132
Realized foreign exchange gain	(23)	(63)
Interest and other expenses	78	48
Insurance proceeds received	(592)	-
Management fee income (Note 5)	-	(9)
Other (income) expenses	(992)	651

17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

12. EXPLORATION AND HOLDING EXPENSES

Exploration and holding expenses were incurred on the following projects:

		Three months ended
		March 31	March 31
		2022	2021
		$	$
Platosa property (Mexico)	- exploration work (1)	231	369
	- holding costs	51	49
Evolución (Mexico)	- exploration work	40	90
	- holding costs	85	72
Silver City (Germany)	- exploration work	478	204
	- holding costs (2)	-	-
Kilgore (USA)	- exploration work	231	289
	- holding costs	-	-
Exploration and holding expenses		1,116	1,073

(1)	Platosa property exploration excludes underground drilling at the Platosa Mine which is capitalized to Property, plant and equipment (Note 4).

(2)	There are no annual fees associated with exploration licenses in Saxony, Germany. See Note 5 for capitalized earn-in payments under the Globex Agreement.

13. FINANCE EXPENSES

Finance expenses consist of the following:

	Three months ended
	March 31	March 31
	2022	2021
	$	$
Interest expense - Debentures (1)	822	648
Interest expense - other	31	30
Rehabilitation provision - accretion	31	18
Post-retirement benefits - accretion (2)	31	8
Unrealized loss on currency hedges	-	21
Finance expenses	915	725

(1)	The Debentures are recorded at amortized cost and accreted to the principal amount over the term of the Debentures (Note 7). For the three months ended March 31, 2022, $200 (March 31, 2021 – $200) relates to the coupon interest expense, and $622 (March 31, 2022 – $448) relates to accretion using the effective interest rate method.
(2)	Reflects the discounting of post-retirement benefit liabilities. The post-retirement benefit accretion presented in Note 6 includes current service cost accretion of $156 (December 31, 2021 – $199) recorded in cost of sales.

18

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

14. FINANCIAL INSTRUMENTS

Fair Values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At March 31, 2022, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in trade receivables. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

Fair Value Hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data

		March 31	December 31
	Fair value	2022	2021
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	142	407
Warrants	Level 2	31	47
Trade receivables from provisionally priced sales	Level 2	480	326
		653	780

There were no transfers between levels 1, 2 or 3 during the three months ended March 31, 2022.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities – the use of quoted market prices
●	Warrants – based on a Black-Scholes model which uses quoted observable inputs
●	Trade receivables from provisionally priced sales – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays

19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(in thousands of U.S. dol lars, except share and per share data)

15. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	March 31	December 31	March 31	December 31	March 31	December 31
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Property, plant and equipment	6,981	8,535	399	509	7,380	9,044
Additions - Property, plant and equipment	431	7,931	-	30	431	7,961
Mineral rights	127	193	20,011	20,080	20,138	20,273
Additions - Mineral rights	-	-	-	459	-	459
Total assets	12,905	15,309	25,231	26,251	38,136	41,560
Total liabilities	32,286	34,173	12,585	11,874	44,871	46,047

	Three months ended
	March 31	March 31
	2022	2021
	$	$
MEXICO
Revenue	8,496	9,781
Cost of sales	(7,913)	(7,943)
Exploration and holding expenses	(407)	(580)
Other income and foreign exchange gains	1,995	521
Finance expenses	(83)	(45)
Net income	2,088	1,734

CORPORATE
General and administrative expenses	(1,311)	(2,342)
Exploration and holding expenses	(709)	(493)
Other expenses	(1,003)	(1,172)
Finance expenses	(832)	(680)
Income tax recovery	67	31
Net loss	(3,788)	(4,656)

Net loss	(1,700)	(2,922)

20